UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [X]Form 10-K   [ ]Form 20-F   [ ]Form 11-K  [ ] Form 10-Q   [ ] Form N-SAR   [ ]Form N-CSR

For Period Ended:    December 31, 2023

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Greenidge Generation Holdings Inc.
Full Name of Registrant

135 Rennell Drive, 3rd Floor
Address of Principal Executive Office (Street and Number)

Fairfield, CT 06890
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Greenidge Generation Holdings Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2023 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period provided by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.
The principal reason for the delay is that recently identified changes required to certain of the Company’s accounting policies, namely, its revenue recognition policy and the principal market used to measure the fair value of its digital assets, have created the need to conduct additional review prior to finalizing the assessment and the audit of the Company’s financial statements as of and for the year ended December 31, 2023. Notwithstanding the Company’s inability to file the Form 10-K within the prescribed time period, the Company currently does not expect any material changes to the financial results disclosed in the Company’s earnings release dated February 1, 2024.
The Company is working diligently along with its external auditor to complete its work processes and audit and expects to file the Form 10-K within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christian Mulvihill	(203)	718-5960
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No[ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes [ ] No[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greenidge Generation Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 27, 2024	By:	/s/ Christian Mulvihill
Christian Mulvihill
Chief Financial Officer